August 4, 2010

U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C. 20549
Attn: Ms. Riegel

Re:	Radient Pharmaceuticals Corporation Amendment No. 3 to Schedule 14 A Filed July 29, 2010 Form 10-K/A Filed May 3, 2010 Form 10-Q Filed May 24, 2010 File No. 001-16695
Dear Ms. Riegel:
This letter is provided in response to your letter dated August 2, 2010 regarding the above-referenced filings of our client, Radient Pharmaceuticals Corporation (the “Company”). The Company’s responses are set forth below to the items noted by the staff in your letter. Please note that for the convenience of the reader, the words “we”, “us”, “our” and similar terms used in the responses below refer to the Company and not our law firm.
Please note that since we filed Amendment No. 2 to Schedule 14A, we have decided to attach and include the entire Annual Report on Form 10-K/A and Quarterly Report on Form 10-Q/A (collectively referred to as the “Reports”), once they are cleared with your offices, to the Definitive Schedule 14A. We will include the Reports at the end of the proxy statement and include the following revised language on page 6 of our proxy statement:
“In addition to the Proxy Statement, proxy card and voting instructions, a copy of Radient’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2010 and Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2010, ~~which are not part of the proxy soliciting material, is enclosed~~ is attached at the end of this Proxy Statement for your information.”
Amendment No. 3 to Schedule 14A Filed July 29, 2010
Proposal 9, page 26
1.	We have reviewed your response to prior comment three. Please expand your disclosure where you discuss the uses of the shares to be authorized to disclose that you have entered into a letter of intent to acquire Provista and determined that the issuance of shares in that transaction is not probable at this time, but if you go forward with the transaction you will seek separate shareholder approval for the transaction.
Response: Pursuant to your comment, we revised the following paragraph in Proposal 9 of our proxy statement:
“If our stockholders approve Proposals 1 through 8 and Proposal 10, we may issue up to 96,209,034 shares of our common stock. Since our current Certificate of Incorporation authorizes us to issue up to a total of 100,000,000 shares of common stock, we must increase our authorized capital to have sufficient shares to issue pursuant to the various agreements disclosed in Proposals 1 through 8 and Proposal 10. Additionally, in our efforts to further our success and the value of our stockholders’ investment in our Company, our Board of Directors may seek to complete additional financings at some point in the future, although at this time we do not have any plans to issue any shares other than as proposed in this Proxy Statement. However, if and when we do determine to pursue an additional financing or business transaction, having additional authorized capital available for issuance in the future will give us greater flexibility and may allow such             shares to be issued without the expense and delay of a stockholders’ meeting. Accordingly, we seek your approval to amend our Certificate of Incorporation so that we shall have 200,000,000 authorized shares of common stock.
We entered into a Letter of Intent to acquire Provista Diagnostics Inc., a Nevada development company offering laboratory services meeting the Clinical Laboratory Improvement Act guidelines, on July 6, 2010. However, due to the outstanding closing conditions and yet to be determined terms of such acquisition, we are not certain when the acquisition will occur, if ever or what the final terms thereof will be. Currently, we do not anticipate the acquisition to occur before the end of this fiscal year and therefore do not believe that we will issue any shares pursuant to this transaction at this time. If and when we do proceed with the Provista acquisition, we will seek additional shareholder approval of the terms thereof; we will not use any of the shares for which we are currently seeking approval for or authorization to issue for the Provista transaction.”
Form 10-K/A Filed May 3, 2010
Note 2 Organization and Summary of Significant Accounting Policies
Deconsolidation, Page 52
2.	We reviewed your response to our prior comment four and have the following comments:

•	With respect to part (a), we note that you have utilized budgeted and forecasts results in your analysis. Please clarify why only one year of historical operating results were used in your analysis;
i.	As noted in our prior response to comment 4(c), a thorough analysis was performed on fiscal years ended December 31, 2006, 2007 and 2008 and on the twelve month period ended September 30, 2009, which was the valuation date. We used the latest twelve months ended September 30, 2009 because that was the most recent twelve month period available as of the date of deconsolidation and was deemed to be relevant to the analysis as of such date. We then forecasted in distinct twelve month segments out from the valuation date in order to perform the DCF analysis.
•	With respect to part (d), it is still unclear why you are using a calendar year for the budgeted results and a non-calendar fiscal year for the historical results. Please clarify this fact;
i.	We did not use a calendar year for the budgeted results, we forecasted in distinct twelve month segments each ending September 30 of the forecast year.
•	With respect to part (e), please tell us how you determined the cost of equity of 22.58%. With respect to growth analysis, you state “From 2006 through 2008, JPI’s revenue grew by 125%, but from 2008 through the latest twelve month period (LTM) ended September 30, 2009, revenue declined by 58.7%.” Please separately quantify the growth percentage for each calendar year between 2006 and 2008, and the percentage of growth in revenue between December 31, 2008 and September 30, 2009. Lastly, please tell us why gross margins are expected to improve to 32%;
i.	Cost of Equity
To estimate the cost of equity financing, the Capital Asset Pricing Model (“CAPM”) was utilized. The CAPM measures the return required by investors given a company’s risk profile relative to the general marketplace. Several studies have demonstrated that an additional measure of risk must be considered to reflect the size of the subject company. That is, a moderately sized company in relation to a similar but larger company historically demands a greater return on investment. Because the CAPM only measures market or “systematic” risk, an additional factor, Alpha, is added to reflect the company-specific risk. The cost of equity (Ke) was found to be 22.58% and is computed as follows:
Ke = Rf + b(Re) + Rs + Rc
Where: Rf = Risk-free rate of return

Re = Equity risk premium
Rs = Small stock risk premium
Rc = Subject company risk premium
b = Beta, a measure of the volatility of a stock’s return relative to the market
The risk-free rate (Rf) is equal to the rate on the long-term (20-year) U.S. Treasury Bond as reported as of the Valuation Date. This was determined to be 4.02%.
The equity risk premium (Re) is equal to the equity risk premium as published in Stocks, Bonds, Bills, and Inflation by Ibbotson Associates. This study shows that an investment in common stock, as represented by the Standard and Poor’s 500 (S&P 500) Stock Composite Index, has historically provided an additional return above the yield of long-term (20-year) government bonds. This rate from the 2009 SBBI Yearbook was found to be 6.47%.
The small stock risk premium (Rs) is equal to the size premium as published in Stocks, Bonds, Bills, and Inflation. The study indicates that an investment in small capitalization stocks, the 9th to tenth deciles of the stocks traded on the New York Stock Exchange (NYSE), has historically provided an additional return (after an adjustment for beta) over the S&P 500 stocks. Since the subject Company is approximately this size, an additional premium is required to account for its size. The rate for the tenth decile according to the 2009 Yearbook was found to be 5.82%.
The Beta (b) is the measure of a firm’s risk relative to the market, with the beta of the market as a whole set to 1.0. A beta coefficient of 1.0 implies that a company’s return varies directly with the overall market. Beta is computed by regressing historical stock price returns of a company against the returns of a market proxy, such as the S&P 500. The analysis utilized an industry beta derived from a selection of comparable companies as well as the Damodaran Online-Betas by sector (2009). The beta was unlevered in order to account for differences in capital structure and then relevered to reflect the industry debt/equity and this resulted in an industry levered beta of 1.66x.
The subject company risk premium (Rc), or Alpha, is the additional return required for an investment in a specific company versus a diversified portfolio. In essence, alpha reflects company specific risk not dealt with in the Capital Asset Pricing Model and is usually in the range of 2.0% to 6.0%. Alpha considerations include such items as trade position, depth of management, level of capitalization, stage of development and the stability of sales and earnings. Based upon an evaluation of these factors and a historical ratio analysis of JPI, an alpha factor of 2.0% was selected and utilized in the analysis.

ii.	Growth Percentages
The growth percentages for the years ended December 31, 2007 and 2008 and for the twelve months ended September 30, 2009 were:

2007	144%
2008	107%
2009	(58.7%)
iii.	Gross Margin Analysis
The prior response contained a typo when documenting the forecasted period expectations, which management believes most closely agrees with expectations. The response should have read that the expected gross profit is expected to stabilize at approximately 50%. Whereas, sales declined materiality for the latest twelve month period, the drop was primarily attributable to the extended loss of a manufacturing line, which has since been placed back in service. Hence, sales are expected to return to normalized levels and grow thereafter at a moderate rate. Gross margin is expected to improve moderately from latest twelve month levels over the forecast period and thereafter remain relatively stable in the 50% range, which is consistent with historical performance.
•	With respect to parts (h) and (i), please provide the names for the five guideline companies ultimately used in your analysis. Clarify why you believe these companies are similar to JPI and quantify and explain any discounts made to the guideline companies to determine your value;
i.	Comparability
Revenue Ruling 59-60 suggests that the best proxy for determining the value of an interest that is closely held or traded infrequently is the price paid for the publicly traded securities of a company engaged in the same or similar line of business. It follows that the most appropriate basis for determining the discount to apply to the fair market value of a closely held minority interest is the discount applied to similar but otherwise publicly traded securities.
We first sought to identify publicly traded companies that operated in the same or similar line of business. Specifically, we conducted a search that included target companies within SIC Code 2834 (Pharmaceutical Preparations), which includes “establishments primarily engaged in manufacturing, fabricating, or processing drugs in pharmaceutical preparations for human or veterinary use. The greater part of the products of these establishments are finished in the form intended for final consumption, such as ampoules, tablets, capsules, vials, ointments, medicinal powders, solutions, and suspensions. Products of this industry consist of two important lines, namely: (1) pharmaceutical preparations promoted primarily to the dental, medical, or veterinary professions, and (2) pharmaceutical preparations promoted primarily to the public.
Our search criteria included in addition to primary SIC Code, the size of the company (+/- 10x revenue), a review of the description of business and products sold, along with an analysis of other quantitative and qualitative factors to confirm similarity.
We initially identified ten (10) publicly traded companies that operated in the same or a similar line of business as JPI, based on their primary SIC Code, and which possessed comparable operating characteristics of this initial group, we narrowed the field to five (5) companies that we considered comparable based on a number of operating factors and financial measures (the “Guideline Companies”). These factors included, among others, industry, type of business, products sold, etc.
Based on the history of operating cash flow, we elected to apply an average EBITDA multiple of 9.2x, as we considered this measure to be the most reliable indicator of what an arms-length buyer would be willing to pay for the business. The EBITDA multiple was then applied to the normalized latest twelve month EBITDA of JPI to generate an indication of value.
The five Guideline Companies ultimately used are described below:
1.	American Oriental Bioengineering, Inc. engages in the development, manufacture, and commercialization of a range of pharmaceutical and healthcare products. The company’s principal prescription pharmaceutical products include Shuanghuanglian Lyophilized Injection Powder (SHL Injection Powder), an anti-viral injection for treating respiratory infections, bronchitis, and tonsillitis;

2.	China Sky One Medical Inc., through its subsidiaries, develops, manufactures, markets, and sells over-the-counter branded nutritional supplements, and over-the counter plant and herb-based pharmaceutical and medicinal products primarily in the People’s Republic of China.

3.	China-Biotics, Inc. engages in the research, development, production, marketing, and distribution of probiotics products in the People’s Republic of China. Its products contain live microbial food supplements, which affect the host by improving its intestinal microbial balance.

4.	Sinovac Biotech Ltd., a biopharmaceutical company, focuses on the research, development, manufacturing, and commercialization of vaccines that protect against human infectious diseases in China. Its portfolio of regulatory-approved products consists of vaccines against the hepatitis A, hepatitis B and influenza viruses.

5.	WuXi PharmaTech (Cayman) Inc., through its subsidiaries, operates as a pharmaceutical, biotechnology, and medical device research and development outsourcing company in the People’s Republic of China and the United States. The company provides laboratory services for pharmaceutical companies, which include discovery and medicinal chemistry, analytical chemistry, discovery biology, safety pharmacology, bio-analytical services, process research, formulation, and toxicology services
•	With respect to the pro-forma income statement shown here, please tell us why you do not have an adjustment for the loss on deconsolidation;
i.	As noted in the description for footnote (3), if the deconsolidation event would have occurred on January 1, 2009, the Company would not have recorded any related activity during the period other than the deconsolidation accounting at January 1, 2009, which resulted in a loss on deconsolidation that would have been included in the Company’s operations for the year ended December 31, 2009. However, to make this clearer to our shareholders, we revised the footnote to the table in our deconsolidation disclosure. The entire revised footnote is included as Exhibit A hereto.
•	Please quantify in your proposed disclosure the significant assumptions used such as the risk adjusted discount rate used in your discounted cash flow analysis, growth rate, the terminal value, the weighted average cost of capital, the long-term growth rate, etc. Also, please clarify any assumptions made when determining forecasted cash flow such as new product revenue and growth in sales; and,

i.	Our revised footnote, including the requested disclosure, is attached as Exhibit A hereto.
•	Please revise your proposed disclosure to clearly indicate that you gave equal weight to both the income and market approach in determining the fair value.
i.	Our revised footnote is attached as Exhibit A hereto.
Form 10-Q Filed May 24, 2010
Item 1. Financial Statements
Notes to Unaudited Condensed Consolidated Financial Statements
Note 13 — Subsequent Events
3.	Please refer to your response to our prior comment number seven. It is unclear how the response provided addresses our comment. In your response letter dated July 13, 2010, you stated that you recorded “derivative liabilities related to the beneficial conversion feature.” Please clarify if you recorded a beneficial conversion feature pursuant to ASC 470-20-30 paragraphs three through eight, and if so, how that is reflected in the entries you previously provided. Please note that this would appear to be separate from the conversion feature previously discussed in your responses.
Response:
In our response letter dated July 13, 2010, we incorrectly used the term “beneficial conversion feature” when we intended to say “embedded conversion feature”. As both the warrants and embedded conversion features included in these financing transactions have been determined to be derivative instruments, we did not record any beneficial conversion features or effective beneficial conversion features. Rather, the full fair value of the derivative instruments will be recorded as liabilities on their grant dates, with offsetting entries to first the debt discounts (up to the full face amount of the debt instruments) and then the balance will be charged to interest expense in the period of grant. As per the related accounting guidance, the derivative instruments will be revalued each reporting period as long as they are outstanding, with offsetting entries to the our statement of operations.

We understand that you may have additional comments and thank you for your attention to this matter.

Very truly yours, LESER HUNTER TAUBMAN & TAUBMAN
/s/ Louis Taubman
By: Louis Taubman,
Attorney at Law

Cc: Mr. Douglas C. MacLellan

Exhibit A
Deconsolidation section of Note 1 to our 12/31/09 Financial Statements
Deconsolidation
During the third quarter of 2009, it became apparent to the company’s management that the working relationship with management of its operations in China was becoming increasingly strained. Accordingly, the Company deemed it appropriate to seek alternative means of monetizing its investment. There were several issues that caused the Company to conclude accordingly, including, but not limited to:
•	Lack of timely responses by the management in China to requests by Company management for financial information;
•	Lack of responsiveness by management in China to requests for transfer of Company funds to bank accounts under corporate control;
•	Lack of timely communication with Corporate management concerning significant decisions made by management in China concerning the disposal of YYB subsidiary; and
•	Lack of timely communication with corporate officers concerning operations in China.
Effective September 29, 2009, based on unanimous consent of our board of directors and an executed binding agreement (the “Agreement”) between us and certain individual stockholders in China, we deconsolidated all activity of JPI.
Based on the Agreement and in accordance with current accounting guidelines, we deconsolidated JPI as of the date we ceased to have a controlling financial interest, which was effective September 29, 2009. In accordance with the Agreement, we agreed to exchange our shares of JPI for 28,000,000 non-voting shares of preferred stock, which represents 100% of the outstanding preferred shares, relinquished all rights to past and future profits, surrendered our management positions and agreed to a non-authoritative minority role on its board of directors.
Based on the Company’s evaluation of current accounting guidance, it was determined that the Company did not maintain significant influence over the investee and, accordingly, has recorded such investment in accordance with the cost method. Although, the Company maintains significant economic ownership in JPI, based on its evaluation of its lack of ability to influence, lack of a role in policy and decision making, no significant planned intercompany activity, among other things, the Company concluded that it would not be appropriate to account for such investment in consolidation or under the equity method of accounting.
In accordance with current accounting guidance, the Company has recorded the investment in JPI as its fair value as of the date of deconsolidation and recorded a loss in the statement of operations based on the difference between the fair value of the consideration received, the fair value of the retained noncontrolling interest and the carrying amount of JPI’s assets and liabilities at such date (as detailed below):

Consideration Received	$3,405,946	(1)
Fair value of non-controlling interest	20,500,000	(2)

	23,905,946
Net assets of JPI	(25,859,462	)(3)

Loss on deconsolidation	$(1,953,516)

(1) Consideration consisted of the following:
a.	As part of the Agreement, the Company agreed to exchange loans and advances to JPI totaling $5,350,000 for a 6% convertible promissory note from JPI. These amounts were previously classified as intercompany balances and eliminated in consolidation. The exchange, including final payment and terms of the convertible promissory note, are expected to be finalized in fiscal 2010. Due to the Company’s evaluation of the collectibility of these amounts, the Company has recorded a reserve of $2,675,000 against the amount due from JPI.

b.	$730,946 of salaries and related interest which were accrued by the Company and will be exchanged for 730,946 shares of JPI common stock.
(2)	Upon deconsolidation, the Company conducted a valuation of its investment. In determining the valuation of the Company’s interest in JPI at September 29, 2010, the most significant assumptions, include to the following:
•	Sales growth — based on management’s expectations and historical analysis, which included 2010 sales of approximately $25M and grow at a rate of 12.5% for 2011 and 2012 and 10% for 2013 and 2014. The estimated sales volumes were based on JPI’s currently manufactured products and also its human placenta extract products with an early 2011 launch date.
•	Cost of sales/Gross Margin — Based on historical analysis and management expectations
•	Selling, General and Administrative Expenses — Based on historical analysis and management expectations
•	Comparable Public Companies — Based on same or similar line of business as JPI and those that were comparable to JPI.
•	Risk Adjusted Weighted Average Cost of Capital (“WACC”) — A WACC of 17.7% was utilized.
•	Long-term growth rate: We assumed a long-term growth rate of 6%.
•	Terminal value: Determined to be $57M, which was based on a forecasted EBITDA in 2014 multiplied by a market-based valuation multiple.
•	Product revenue: the analysis included JPI’s currently manufactured products and also human placenta extract products with an early 2011 launch date.
•	Discounts — The Company evaluated discounts related to the following:
•	Lack of control
•	Lack of marketability

Since JPI has historically had relatively stable, positive cash flows and there was good comparable company data, equal weight to both the income and market approaches to determine the fair value of JPI’s equity were used. The income approach included a multi-period discounted cash flow (“DCF”) model that utilized a five year forecast (2010 through 2014) based on JPI’s expected organizational structure beyond September 30, 2009 and derived net cash flows from that forecast, and then applied a risk-adjusted discount rate based on the weighted average cost of capital to arrive at an indication of fair value. The market approach included an examination of comparable public companies from which market-based valuation multiples were derived and then applied to the JPI’s 2009 latest twelve month’s (ended September 30, 2009) revenue, gross profit, and earnings before interest, taxes, depreciation and amortization to arrive at an indication of fair value. First, we identified publicly traded companies that operated in the same or similar line of business as JPI. Specifically, those comparable publicly traded companies within SIC Code 2834 (Pharmaceutical Preparations). In addition to those companies with the appropriate primary SIC Code; the Company compared the size of the comparable public companies, the description of business and products sold, along with an analysis of other quantitative and qualitative factors to confirm similarity.
The total valuation discount applied to the minority interest consists of the combined effects of lack of control and lack of marketability. It was determined that the aggregate discount for lack of control and lack of marketability for the Company’s interest in JPI was 40.0%. The discount for lack of control reflects the difference in benefits of control ascribed to a closely held controlling interest versus a closely held minority interest. The discount for lack of marketability reflects the lack of liquidity or ready marketplace in which to sell the interest.
The ownership interest is not adjusted to fair value on a recurring basis. Each reporting period we assess the fair value of our ownership interest in JPI in accordance with FASB ASC 325-20-35 paragraphs 1A and 2. Each year we conduct an impairment analysis in accordance with the provisions within FASB ASC 320-10-35 paragraphs 25 through 32.

(3)	The net assets of JPI consisted of the following:

Cash	$53,658
Other current assets	18,920,177
Property and equipment	9,381,118
Other long term assets	3,464,715

Total assets	$31,819,668

Current portion of notes payable	$(2,673,154)
Other current liabilities	(1,122,936)
Other comprehensive income	(2,164,116)

Total liabilities	$(5,960,206)

Net Assets	$25,859,462

The following unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 2009 has been presented as if the deconsolidation had occurred on January 1, 2009:

	Year Ended	Pro Forma	Pro forma
	December 31, 2009 [1]	Adjustments [2]	Results[3]
Net revenues	$8,627,669	$(8,469,652)	$158,017
Cost of sales	5,360,213	(5,322,542)	37,671

Gross profit	3,267,456	(3,147,110)	120,346

Operating expenses:
Research and development	563,690		563,690
Selling, general and administrative	10,936,789	(4,371,596)	6,565,193

	11,500,479	(4,371,596)	7,128,883

Income (loss) from operations	(8,233,023)	1,224,486	(7,008,537)

Other income (expense):
Interest and other income (expense), net	(328,071)	(310)	(328,381)
Change in fair value of derivative liabilities	648,313		648,313
Loss on deconsolidation[4]	(1,953,516)		(1,953,516)
Interest expense	(2,596,606)	173,335	(2,423,271)

Total other income (expense), net	(4,229,880)	173,025	(4,056,855)

Income (loss) from continuing operations before provision for income taxes	(12,462,903)	1,397,511	(11,065,392)
Provision for income taxes	19,115		19,115

Income (loss) from continuing operations	$(12,482,018)	$1,397,511	$(11,084,507)

[1]	Represents the Company’s actual (as reported) condensed consolidated results of operations for the year ended December 31, 2009.

[2]	“Pro Forma Adjustments” represents JPI’s results of operations for the period January 1, 2009 through September 29, 2009. See Note 13 for additional information related to JPI’s operations. This information is presented to show the effect of the elimination of JPI’s operations from the Company’s business. In accordance with the deconsolidation agreement, the Company agreed to exchange its shares of JPI for non-voting shares of preferred stock in the deconsolidated entity. Accordingly, there are no adjustments related to revised debt structures and there were no significant expenses incurred on JPI’s behalf.

[3]	Pro forma results are equal to the historical condensed results of operations of the surviving Company for the year ended December 31, 2009. The pro forma results do not necessarily represent the actual results that would have been achieved had the companies been deconsolidated at the beginning of the year, nor may they be indicative of future operations.

[4]	As noted above, this table assumes an effective date of January 1, 2009. Accordingly, while the activity for the year ended December 31, 2009 would be eliminated, the recording of the deconsolidation would result in a loss on January 1, 2009 and result in a loss being recorded for the year ended December 31, 2009.